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                       CONSENT OF INDEPENDENT ACCOUNTANTS




We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-10570) of Elron Electronic Industries Ltd. of our report dated February 20, 2003 relating to the financial statements of Chip Express Corporation of which our report (excluding the related financial statements) is included in the Elron Electronic Industries Ltd. Annual Report on Form 20-F for the year ended December 31, 2002.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Jose, California  USA
June 23, 2003